

Leonard B. Mackey, Jr., Esq.
Clifford Chance US LLP
31 West 52<sup>nd</sup> Street
New York, New York 10019-6131

Re:    Prospect Capital Corporation (the "Fund")
        File Numbers 814-00659 & 333-143819

Dear Mr. Mackey, Jr.:

On June 18, 2007, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your letter dated June 15, 2007, accompanied the filing. Your letter requests limited review in accordance with Securities Act Release No. 6510 (February 15, 1984). With certain exceptions, we have limited our review of the filing. The Fund is a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act"). The filing was made to register the offering, pursuant to Rule 415 under the Securities Act, of the Fund's common and preferred stocks, debt securities and warrants.

Our comments regarding the filing are set forth below.

## General

1.      Please state in your response letter whether the NASD will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In view of the Fund's reliance on Rule 415, when will this matter be submitted to the NASD, e.g., will the NASD review each supplement?

2.      Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

3.      On facing page of the filing the Fund checked the box related to the filing of a pre-effective amendment and indicates that the filing is Pre-effective Amendment No. 4. Explain and correct this discrepancy.

4.      Notwithstanding the Fund's name change in May of this year, the EDGAR system currently designates the Fund as "Prospect Energy Corporation". Please take appropriate action to update the Fund's records on EDGAR.

5.      The filing constitutes a universal shelf registration statement registering an indeterminate amount of common, preferred, debt and warrants which will in no event exceed $500,000,000.  Unless the filing contains all of the information to be disclosed in subsequent supplements related to the offering of the Fund's preferred, debt and warrants, the Fund should file draft supplements reflecting the form of filings expected to be made in connection with future take downs.

6.      Please see the U.S. Securities and Exchange Commission, A Plain English Handbook, (1998).  Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements.  For example, briefly explain the underlined terms in the following sentence: "Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, to new stockholders, via an optional cash purchase or designated offeree program, or through agents designated from time to time by us, or to or through underwriters or dealers."

7.      We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

## Prospectus Cover

8.      Add the disclosure required by Rule 481(d) under the Securities Act regarding over-allotments.

9.      Disclosure in the first paragraph states that the Fund may offer: "up to $500,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities . . ." The second paragraph discloses that securities: "may be offered directly to one or more purchasers, including existing stockholders in a rights offering, . . ." If, in addition to warrants, the Fund also expects to offer separately rights, revise the document appropriately to disclose and register the offering of rights.

10.     Revise the second paragraph to add the following underlined clause: "We may not sell any of our Securities through agents, underwriters or dealers without delivery of the prospectus and a prospectus supplement describing the method and terms of the offering of such Securities."

11.     The third paragraph describes the Fund as a "financial services company."  Why not refer to the Fund as a business development company?

## Prospectus

12.     A paragraph of disclosure appearing in bold text on page three begins with the following sentence: "The registration statement contains additional information about us and the Securities being registered by this prospectus."  Do not format this disclosure in bold.

13.     With respect to the following statement required by Rule 481(b), confirm that the disclosure will appear on the outside front cover page, and do not bold this disclosure: "Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense."

14.     Disclosure captioned "About This Prospectus" indicates that the registration statement constitutes a "shelf" filing. Revise the disclosure to indicate whether this offering will be conducted on a continuous or delayed basis.

15.     Revise the discussion captioned "Prospectus Summary" to clarify that any forward-looking statements contained in the prospectus do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.

16.     Disclosure sub-captioned "Prospectus Summary – Use of proceeds" states that unless stated otherwise in a supplement the Fund will use the net offering proceeds to, among others, repay debt. The use of proceeds to pay off debt should be disclosed prominently because, in effect, investors are purchasing liabilities. Revise this disclosure accordingly.

17.     Disclosure sub-captioned "Prospectus Summary – Distributions" states that the Fund has paid: "quarterly dividends to the holders of our common stock and generally intend to continue to do so." Use another term because the underlined term is misleading if it includes returns of capital. For example, use the term "distributions." Other disclosure under this caption indicates that: "Certain amounts of the quarterly dividends may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or by accounting reclassifications." At an appropriate location disclose the significance of return of capital distributions to a shareholder, including any affect on a shareholder's basis in the Fund. Advise the staff how you will notify shareholders about the character of the distributions.

18.     Disclosure sub-captioned "Prospectus Summary – Risk factors" indicates that an investment in the Fund involves certain risks relating to the Fund's structure and investment objectives that should be considered by investors. Other than statements similar to the above, we can find no discussion of the Fund's objective and strategies in the prospectus. Accordingly, add the disclosure required by Items 1(b) and 8.2 of Form N-2.

19.     Revise the disclosure under this sub-caption (or a later discussion sub-captioned: "The energy industry is subject to many risks") to indicate the percentage of the Fund's assets invested in the energy industry.

20.     To the extent appropriate, revise the fee table consistent with the following:

- Combine the management fee and incentive fee line items appearing under the annual expenses segment of the table,

- In light of the Fund's investments in other investment companies (*See* the caption "Regulation"), add an additional line item for Acquired Fund Fees and Expenses (*See* Investment Company Act Release No. 27399 [June 20, 2006]),

- Move the footnotes appearing after "Total annual expenses (estimated)" to follow the Example,

- Delete the word "(estimated)" from the above referenced line item,

- With respect to footnote 5, explain whether $50 million constitutes the projected borrowings over the next year,

- Explain the legal basis and the meaning of the underlined disclosure in footnote 6 which states: "We expect to invest all of the net proceeds from securities registered under the registration statement of which this prospectus is a part within three years or less of the date of the initial registration . . .,"

- In addition, conform the disclosure referenced immediately above with earlier disclosure under the sub-caption "Prospectus Summary – Use of Proceeds," to the effect that proceeds may be use to repay debt,

- Explain the consequences of the situation referenced in footnote 6, namely: "The income incentive fee will be computed and paid on income that may include interest that is accrued but not yet received in cash," where payment is never received.

21.   With respect to the fee table, confirm that the Fund does not have any debt or preferred expenses required to be disclosed in the table.

22.   Expand the disclosure sub-caption "Risk Factors - We are a relatively new company with limited operating history" to indicate when the Fund became a BDC.

23.   Disclosure sub-caption "Risk Factors - Regulations governing our operation . . ." states: "In addition, we may in the future seek to securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to such subsidiary. This could include the sale of interests in the subsidiary on a non-recourse basis . . ." Add disclosure regarding any risk or liability to the Fund or its shareholders stemming from the use of these entities.

Advise the staff how the Fund proposes to securitize its loans and whether the proposal is (i) consistent with the purposes of a BDC, (ii) requires exemptive relief under §57, and (iii) comports with the capital structure requirements under §§18 and 61. We may have further comment.

24. The discussion captioned "Board approval of the Investment Advisory Agreement" contains disclosure regarding the approval of the advisory agreement. Revise this discussion by adding a discussion of the material factors and conclusions that formed the basis for the Board's approval of the advisory agreements. See Item 18.13 of Form N-2.

25. The discussion sub-captioned "Provisions of The Maryland General Corporation Law and Our Charter and Bylaws," as well as several subsequent segments, discuss matters that restrict the effectiveness of actions to take control of the Fund. The discussion should be formatted so as to clearly draw attention to those provisions the effect of which is to impede others in gaining control of the Fund. In addition, revise the disclosure to indicate that anti-takeover provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.

26. Disclosure in the fifth paragraph of the discussion captioned "Plan of Distribution" describes the conditions applicable to the sales of Fund securities at below current net asset value. Omitted from the disclosure is any reference to the shareholder approval required in §63(2)(A) of the 1940 Act. Add appropriate disclosure.

**Part C**

27. Disclosure in Item 25.2 of Form N-2 indicates that Exhibit l (Opinion and Consent of Clifford Chance US LLP) will be filed by amendment. Explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the legal opinion will be updated.

28. Exhibit k-4, is a Credit Agreement between the Fund, its domestic subsidiaries, certain lenders and Bank of Montreal. Disclosure in the filing indicates that the agreement will be submitted along with a subsequent amendment. Confirm that this agreement establishes the credit facility referred to in the text as the agreement under which the Fund currently has $50 million available to it. Confirm also that the agreement does not authorize or permit any lender or other third party thereunder to alter or change investment policies or strategies of the Fund.

**Accounting Comment**

29. The Balance Sheet, Statements of Operations, Statements of Changes in Net Assets and Statements of Cash Flows contain a footnote that states: "Certain amounts have been reclassified to conform to the current period's presentation." Please disclose what amounts have been reclassified and why.

* * * * * * * * * * *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Monday, July 23, 2007